UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Civeo Corporation

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
17878Y108

(CUSIP Number)
February 2, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17878Y108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brookfield Asset Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,282,928

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,282,928

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,282,928

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 131,089,347 shares of common stock, no par value (“Common Stock”) outstanding, as reflected in the Issuer’s February 2, 2017 Supplement to its August 22, 2016 Prospectus, as filed with the U.S. Securities and Exchange Commission (“SEC”) on February 3, 2017 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering, and the full exercise of the underwriters’ over-allotment option, would be 131,089,347 shares), and the Issuer’s Form 8-K dated February 7, 2017, as filed with the SEC on February 7, 2017 (indicating that the underwriters had fully exercised their option to purchase additional shares in the over-allotment, and that the offering was expected to close on February 7, 2017).

CUSIP No. 17878Y108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,282,928

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,282,928

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,282,928

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 131,089,347 shares of common stock, no par value (“Common Stock”) outstanding, as reflected in the Issuer’s February 2, 2017 Supplement to its August 22, 2016 Prospectus, as filed with the U.S. Securities and Exchange Commission (“SEC”) on February 3, 2017 (indicating that the total amount of Common Stock outstanding after the Issuer’s public offering, and the full exercise of the underwriters’ over-allotment option, would be 131,089,347 shares), and the Issuer’s Form 8-K dated February 7, 2017, as filed with the SEC on February 7, 2017 (indicating that the underwriters had fully exercised their option to purchase additional shares in the over-allotment, and that the offering was expected to close on February 7, 2017).

Item 1. (a) Name of Issuer

Civeo Corporation

Item 1. (b) Address of Issuer’s Principal Executive Offices

Three Allen Center, 333 Clay Street, Suite 4980
Houston, Texas 77002

Item 2. (a) Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	Brookfield Asset Management, Inc.; and
(ii)	Partners Limited.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b) Address of Principal Business Office or, if None, Residence

Brookfield Asset Management Inc.
181 Bay Street, Brookfield Place, Suite 300
Toronto, Ontario M5J 2T3, Canada

Partners Limited
181 Bay Street, Brookfield Place, Suite 300
Toronto, Ontario M5J 2T3, Canada

Item 2. (c) Citizenship

See Item 4 of the attached cover pages.
Item 2. (d) Title of Class of Securities

Common Stock, no par value (“Common Stock”)

Item 2. (e) CUSIP Number

17878Y108

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.    Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Brookfield Asset Management, Inc. (“BAM”) is the indirect owner of investment advisers to various funds or accounts that are the record owners of the shares of Common Stock reported herein and, as a result, BAM may be deemed to beneficially own such shares.

Partners Limited is the sole owner of BAM’s Class B Limited Voting Shares and therefore may be deemed to share beneficial ownership of the shares of Common Stock reported herein.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than  five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2017

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President

EXHIBIT A

We, the signatories of the Statement on Schedule 13G to which this Joint Filing Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  February 13, 2017

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President